January 28, 2008

Ms. Kathleen Krebs

Special Counsel

Secrities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Krebs:

Pursuant to a letter dated January 16, 2008, we, at ValueClick, Inc. (“the Company”), are hereby responding to your comment to our Definitive Proxy Statement filed with the Securities and Exchange Commission (“the Commission”) on April 19, 2007.  We appreciate you taking the time to review our Proxy Statement and are happy to provide you with further information upon request.

Performance-Based Cash Incentive Compensation, page 12

1.              We have considered your response to comment six in our letter dated August 21, 2007.  Please clarify what the specific targets and threshold levels are and provide a more comprehensive analysis of how disclosure of the performance targets and threshold levels would cause you competitive harm.

Company Response:

We acknowledge the Staff’s position with regard to the disclosure of incentive compensation targets and threshold levels.  In future filings, we will include appropriate disclosure detailing the incentive compensation targets and threshold levels for our NEOs.

We thank you for your time in assisting us with our compliance with the applicable disclosure requirements and enhancement to the overall disclosure in our filings.  Please feel free to contact us if you would like to discuss the above response in more detail.  I can be reached at (818) 575-4622.

Very truly yours,

/s/ Tom A. Vadnais
Tom A. Vadnais
Chief Executive Officer
ValueClick, Inc.